Exhibit 99.2

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2022	December 31, 2021
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$15,060	$21,986
Short-term bank deposits	19,087	31,164
Other current assets	1,541	1,697
Total current assets	35,688	54,847

Non-current assets:
Restricted bank deposits	360	362
Long-term prepaid expenses	147	182
Funds in respect of employee rights upon retirement	369	415
Property, plant and equipment, net	6,978	6,847
Operating lease right-of-use assets	1,777	2,008
Total non-current assets	9,631	9,814
Total assets	$45,319	$64,661

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals:
Trade	$3,336	$4,331
Other	4,525	4,408
Deferred revenue	482	658
Current maturity of operating leases liability	466	529

Total current liabilities	$8,809	$9,926

Non-current liabilities:
Liability for employee rights upon retirement	527	546

Operating lease liability	1,389	1,823
Other non-current liability	220	188
Total non-current liabilities	2,136	2,557

Total liabilities	$10,945	$12,483

Ordinary shares subject to possible redemption, as of June 30, 2022 and December 31, 2021, zero and 615,366 shares, respectively, at redemption value (see note 4)	-	1,598

Shareholders’ equity:
Ordinary shares, NIS 0.01 par value; Authorized as of June 30, 2022 and December 31, 2021, 150,000,000 shares; issued and outstanding as of June 30, 2022 and December 31, 2021 69,348,939 and 68,711,584 shares, respectively (excluding -zero- and 615,366 shares subject to possible redemption, as of June 30, 2022 and December 31, 2021, respectively)	173	171
Additional paid in capital	316,136	309,355
Warrants	-	3,127
Accumulated deficit	(281,935)	(262,073)
Total equity	34,374	50,580

Total liabilities and equity	$45,319	$64,661

The accompanying notes are an integral part of the condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
Revenues	$64	$188	$177	$373
Cost of revenues	(34)	(89)	(89)	(179)
Gross profit	30	99	88	194
Research and development expenses, net	$6,721	$6,642	$14,181	$11,411
General and administrative expenses	2,923	1,481	6,085	3,154
Operating loss	9,614	8,024	20,178	14,371
Financial income	(205)	(3)	(351)	(87)
Financial expenses	25	7	35	27
Financial income, net	(180)	4	(316)	(60)
Net loss and comprehensive loss	$9,434	$8,028	$19,862	$14,311

	U.S. dollars
Loss per share (see note 3)
Basic and diluted	$0.12	$0.12	$0.26	$0.24

	Number of shares
Weighted average shares outstanding
Basic and diluted	77,398,939	68,092,953	77,392,922	60,075,863

The accompanying notes are an integral part of the condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY

(UNAUDITED)

							Ordinary shares
			Additional				subject to
	Ordinary shares in		paid		Accumulated	Total	possible redemption
	shares	Amount	capital	Warrants	deficit	equity	shares	Amount
			U.S. dollars in thousands
Balance at January 1, 2021	48,187,463	$108	$252,561	$10,401	$(232,153)	$30,917	-	-
Changes for the six months ended June 30, 2021
Net loss					(14,311)	(14,311)
Issuance of ordinary shares, net of issuance costs	8,731,790	26	29,693		-	29,719
Exercised warrants	4,861,906	14	8,879	(1,845)		7,048
Issuance of ordinary shares subject to possible redemption							615,366	1,598
Share based compensation			884	-	-	884

Balance at June 30, 2021	61,421,159	$148	$292,017	$8,556	$(246,464)	$54,257	615,366	$1,598

							Ordinary shares
			Additional				subject to
	Ordinary shares in		paid		Accumulated	Total	possible redemption
	shares	Amount	capital	Warrants	deficit	equity	shares	Amount
			U.S. dollars in thousands
Balance at January 1, 2022	68,711,584	$171	$309,355	$3,127	$(262,073)	$50,580	615,366	$1,598
Changes for the six months ended June 30, 2022
Net loss					(19,862)	(19,862)
Expired warrants			3,127	(3,127)	-	-
Reclassification of redemption shares into ordinary shares	615,366	2	1,596		-	1,598	(615,366)	(1,598)
Share based compensation to employees and service provider	21,989	*	2,058	-	-	2,058
				-
Balance at June 30, 2022	69,348,939	$173	$316,136	$-	$(281,935)	$34,374	-	$-

*	less than one thousand dollars

The accompanying notes are an integral part of the condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2022	2021
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(19,862)	$(14,311)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	701	599
Interest (income) expenses	(31)	2
Net changes in operating leases	(266)	(48)
Interest expenses on finance lease	-	(2)
Exchange losses on cash and cash equivalents and restricted cash	141	35
Changes in accrued liability for employee rights upon retirement	27	(5)
Share-based compensation	2,058	884
Changes in operating assets and liabilities:
Decrease in other current assets and long-term prepaid expenses	191	421
Decrease in trade receivables	-	129
Increase (decrease) in accounts payable:
Trade	(995)	527
Other (including other non-current liability)	160	621
Decrease in deferred revenue	(176)	(325)
Net cash used in operating activities	$(18,052)	$(11,473)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(843)	$(406)
Investment in short-term bank deposits	(3,000)	(25,108)
Maturity of short-term bank deposits	15,108	17,085
Net cash (used in) provided by investing activities	$11,265	$(8,429)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants	-	31,921
Issuance costs	-	(2,202)
Proceeds from issuance of ordinary shares subject to possible redemption	-	1,598
Proceeds from exercised warrants	-	7,048
Finance lease payments	-	(104)
Net cash provided by financing activities	$-	$38,261

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(6,787)	$18,359
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	22,348	13,697
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(141)	(35)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$15,420	$32,021

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Right of use assets obtained in exchange for new operating lease liabilities	$-	$230
Purchase of property and equipment in payables	$(11)	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH REPORTED IN THE STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	15,060	31,660
Restricted bank deposits included in non-current assets	360	361
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$15,420	$32,021

SUPPLEMENTARY DISCLOSURE ON CASH FLOWS
Reclassification of ordinary shares subject to possible redemption into ordinary shares	$1,598	-
Interest received	$86	$66
Interest paid	$-	$(2)

The accompanying notes are an integral part of the condensed consolidated financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (“VBL” or the “Company”) is a biotechnology company developing targeted medicines for immune-inflammatory diseases. VBL’s lead immunology product candidate, VB-601, is a targeted antibody for immune-inflammatory applications expected to enter Phase 1 trials in the fourth quarter of 2022, that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

Since inception, VBL has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of June 30, 2022, VBL had an accumulated deficit of $281.9 million. VBL’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of June 30, 2022, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $34.5 million. Based on its current cash resources, VBL believes its current cash will be sufficient to fund estimated operating expenses and capital expenditure requirements for at least 12 months from the date of the filing of these financial statements. As discussed below, VBL is undertaking a review of its strategic options and any transaction resulting from such review may impact this projection. VBL may seek to raise more capital to pursue additional activities, including through a combination of private and public equity offerings, debt, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when VBL needs it or may not be available on terms that are favorable to VBL.

In September 2021, VBL established VBL Inc., a U.S. based subsidiary of VBL, and began U.S. operations from this entity beginning in the fourth quarter of 2021.

On July 19, 2022, VBL announced top-line results from its Phase 3 OVAL clinical trial. The trial did not meet the primary endpoints of achieving a statistically significant improvement in progression-free survival (“PFS”) or overall survival (“OS”) and VBL discontinued the trial. VBL has conducted a strategic review of the ofra-vec program and plans to cease development of ofra-vec in all indications. VBL evaluated these subsequent events and determined that they were non-adjusting to the June 30, 2022 statements of financial position as they were not known or expected as of that date. As the results are considered a triggering event, VBL will perform an impairment test on all of its long-lived assets in the third quarter of 2022 that may result in an impairment charge on such assets and potential new liabilities arising from the triggering event.

On August 2, 2022, VBL announced an organizational streamlining designed to reduce operating expenses and preserve capital. As a result, VBL will reduce its workforce by approximately 35% of VBL’s full-time employees. The reduction in workforce, which is expected to be completed in August 2022, is expected to reduce operating expenses and extend VBL’s cash runway. As part of the organizational streamlining, Dr. Ron Cohen, Dr. Bennett Shapiro and Ms. Alison Finger resigned from VBL’s board of directors, effective August 1, 2022. The resignations did not result from any disagreements with VBL on any matter relating to its operations, policies, or practices. This reduces the number of members of VBL’s Board of Directors from nine to six.

In August 2022, VBL announced that it is exploring strategic alternatives to enhance shareholder value and engaged Chardan Capital Markets, LLC (“Chardan”) as its exclusive financial advisor to assist in this process. No timetable has been established for the completion of this process, and VBL does not expect to disclose developments unless and until the board of directors has concluded that disclosure is appropriate or required.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of VBL have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments (of a normal recurring nature) considered necessary for the fair statement of the results for the interim periods presented have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2021, filed by VBL with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2022. The comparative balance sheet at December 31, 2021 has been derived from the audited financial statements at that date.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

Recently issued accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, “Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” In addition, in January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) - Scope.” The amendments in these ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Together, these ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. These ASUs were effective upon issuance and may be applied prospectively to contract modifications and hedging relationships entered into or evaluated through December 31, 2022. The adoption of this standard did not have material impact on the Company’s consolidated financial statements.

Net Loss Per Share

VBL complies with accounting and disclosure requirements of FASB Accounting Standards Codification (“ASC”) Topic 260, “Earnings Per Share.” Basic loss per share of common stock is computed by dividing the net loss by the weighted average number of ordinary shares (including fully vested restricted stock units (“RSUs”), performance stock units (“PSUs”) and pre-funded warrants) outstanding during the period. Due to the existence of ordinary shares subject to possible redemption, the Company follows the two-class method in calculating loss per share. In computing diluted earnings per share, basic earnings per share are adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs and PSUs, using the treasury stock method.

Accretion associated with the ordinary shares subject to possible redemption is excluded from loss per ordinary share.

Potentially dilutive securities have been excluded from VBL’s computation of net loss per share as such securities would have been anti-dilutive. There were 10,459,480 ordinary shares underlying outstanding options and warrants at June 30, 2022, and 17,077,735 ordinary shares underlying outstanding options and warrants at June 30, 2021.

NOTE 4 – SHAREHOLDERS’ EQUITY

a. On February 11, 2022, VBL entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”), to offer and sell from time to time its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $50.0 million (the “ATM Facility”). From February 11, 2022 through August 12, 2022, no shares were sold under the ATM Facility.

b. Effective February 13, 2022, the board of directors of VBL approved the adoption of the Inducement Plan (2022) to reserve an additional two million (2,000,000) of VBL’s ordinary shares, NIS 0.01 par value per ordinary share, to be exclusively used for grants of awards to individuals who were not previously employees or non-employee directors of VBL (or following a bona fide period of non-employment with VBL), as an inducement material to each such individual’s entry into employment with VBL within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules (Rule 5635(c)(4)). The Inducement Plan (2022) was approved by the board of directors without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4). The term of each option granted under this plan will be determined by the board of directors, but no option shall be exercisable more than 10 years from the date of its grant.

c. In February 2022, the 615,366 shares that were classified as redeemable shares in 2021 were no longer subject to redemption and were classified as shareholders’ equity.

NOTE 5 – REVENUE

The revenues recognized for the six months ended June 30, 2022 comprise revenues from the exclusive license agreement for the development, commercialization, and supply of ofra-vec in Japan for all indications (the “NanoCarrier License”). The revenues are recognized according to ASC 606, “Revenues from Contracts with Customers.”

VBL has identified two performance obligations in the NanoCarrier License: (1) Grant of the license and use of its IP; and (2) VBL’s participation and consulting assistance services. In addition, there is a potential performance obligation regarding future manufacturing.

During the six months ended June 30, 2022, VBL recognized revenue of $0.2 million. In light of the determination to discontinue development of ofra-vec in all indications, we do not expect to generate additional revenues from the achievement of new milestones or royalties under this license agreement.

NOTE 6 – SUBSEQUENT EVENTS

 See Note 1 for subsequent events to the June 30, 2022 financial statements.